05010030

POOL

skatchewan Wheat Pool

, Regina, Saskatchewan, Canada S4T 7T9 TEL: (306) 569-4411 FAX: (306) 569-4708

Exemption #: 82-5037

July 26, 2005

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

SUPPL

RECEIVED 2005 JUL 28 A 11:

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of a news release dated July 26, 2005, regarding the Pool's Small Shareholder Program. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

Debbie Vargo

for · Colleen Vancha, Vice-President
Investor Relations and Communications

Copy to: Ray Dean, General Counsel and Corporate Secretary
Wayne Cheeseman, Chief Financial Officer

Attachment

PROCESSED
JUL 28 2005
THOMSON FINANCIAL

dlw 7/28

Saskatchewan Wheat Pool Inc.

For Immediate Release
July 26, 2005
Regina, Saskatchewan
Listed: TSX
Symbol: SWP

Pool Announces Small Shareholders Purchase and Sales Program

Saskatchewan Wheat Pool Inc. is conducting a program for registered and beneficial shareholders who hold 99 shares or less to allow them to sell all, but not less than all, of their shares or buy additional shares to increase their holdings to 100 shares (a "board lot"). Shareholders of record on July 25, 2005, who hold less than a board lot may sell their shares or buy additional shares to increase their holdings to 100 shares without incurring brokerage commissions. The sale of shares will be executed through the facilities of the Toronto Stock Exchange.

The program, which is voluntary, will expire on October 25, 2005, unless extended by the Pool. It is designed to help eligible shareholders sell their shares in a convenient and inexpensive manner. Information regarding the program and participation documents will be mailed to eligible registered holders on or about July 28, 2005, and will be made available to eligible beneficial shareholders through their stockbroker, custodian bank or nominee.

The Pool is pleased to offer this program to its shareholders. However, the company makes no recommendation on whether an eligible shareholder should participate in the program. That decision should be based upon a shareholder's particular financial circumstances. Shareholders may wish to consult their broker or financial advisor as to the advisability of participating in the program.

The Pool has retained Computershare Investor Services Inc. to manage the program and to handle share transactions and payments. Questions regarding the Small Shareholders Purchase and Sales program may be directed to Computershare toll free in Canada and the United States at 1-866-982-0311. Questions may also be submitted via the Internet by emailing swpoddlot@computershare.com.

Saskatchewan Wheat Pool Inc. is a publicly traded agri-business headquartered in Regina, Saskatchewan. Anchored by a Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by agri-food processing and strategic alliances, which allow the Pool to leverage its pivotal position between Prairie farmers and destination customers. The Pool's common shares are listed on the Toronto Stock Exchange under the symbol SWP.

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For more information:

Colleen Vancha, Investor Contact
306-569-4782
Investor Relations and Communications
Saskatchewan Wheat Pool Inc.

Susan Cline, Media Relations Contact
306-569-6948
Investor Relations and Communications
Saskatchewan Wheat Pool Inc.